UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K
consists of the
31 March
2026 Pillar 3
Report of UBS
Group and
significant regulated subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report
31 March 2026
UBS Group and significant regulated subsidiaries
and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”, “we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated” UBS AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse” Credit Suisse Group AG and its consolidated subsidiaries, before the acquisition by UBS
“UBS Group AG” and “UBS Group AG standalone”
UBS Group AG on a standalone basis
“UBS AG standalone”
UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone” UBS Switzerland AG on a standalone basis
“UBS Europe SE” and “UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated” UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Risk-weighted assets
12
Section 4
Going and gone concern requirements
and eligible capital
13
Section 5
Leverage ratio
15
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
17
Section 1
Introduction
17
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
23
Section 4
UBS Switzerland AG standalone
27
Section 5
UBS Europe SE consolidated
28
Section 6
UBS Americas Holding LLC consolidated
Appendix
30
Abbreviations frequently used in our financial reports
32
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
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manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
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New York +1-212-882-5734
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Relations team
manages relationships
with global
media and journalists.
ubs.com/media
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mediarelations@ubs.com
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ubs-media-relations@ubs.com
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mediarelations@ubs.com
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sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the
Group Company Secretary
P.O.
Box, CH-8098 Zurich,
Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team,
a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.
Box, CH-8098 Zurich,
Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
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For global registered share-related
inquiries in the US.
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P.O.
Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
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investor-inquiries
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+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

31 March 2026 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The
Basel
Committee
on
Banking
Supervision
(the
BCBS)
final
Basel III
capital
adequacy
framework
consists
of
three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need for
a qualitative
approach
to supervising
banks. Pillar 3
requires
banks to
publish a
range of
disclosures, mainly
covering risk, capital, leverage, liquidity and remuneration.
This
report
provides
Pillar 3
disclosures
for
the
UBS
Group
and
prudential
key
figures
and
regulatory
information
for
UBS AG consolidated and standalone,
UBS Switzerland AG standalone, UBS Europe
SE consolidated and UBS
Americas
Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups”.
This
Pillar
3
report
has
been
prepared
in
accordance
with
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance on the Disclosure Obligations of Banks and Securities Firms (the DisO-FINMA), the corresponding explanatory notes, and the underlying BCBS Basel framework disclosure requirements. The revised Capital Adequacy Ordinance (the
CAO) that
incorporates the
final Basel III
standards into
Swiss law,
and the
five new
FINMA ordinances
(including the
DisO-FINMA) that contain the implementing
provisions for the revised
CAO, entered into force
on 1 January 2025. The
DisO-FINMA
replaces
FINMA
Circular
2016/1
“Disclosure
–
banks”
and
incorporates
in
particular
new
and
revised
disclosure tables on risks and capital requirements.
›
Refer to “Changes to Pillar 3 disclosure requirements” in the “Introduction and basis for preparation” section of the 31 March
2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about new and revised quarterly tables as a result of the implementation of the final Basel III standards in Switzerland
As UBS
is a
systemically relevant
bank (an
SRB) under
Swiss banking
law, UBS
Group AG and
UBS AG are
required to
comply
with
regulations
based
on
the
final
Basel III
framework
as
applicable
to
Swiss
SRBs
on
a
consolidated
basis,
whereas UBS Switzerland AG is exempt from consolidation.
Local
regulators
may
also
require
the
publication
of
Pillar 3
information
at
a
subsidiary
or
sub-group
level.
Where
applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-
groups” at ubs.com/investors .
Significant regulatory developments, disclosure requirements and other changes
Banking regulation in Switzerland
In April
2026, the
Swiss Federal
Council published
its final
amendments to
the CAO
specifying the
regulatory capital
treatment of selected
assets. Under the
amended ordinance, UBS’s
capitalized software will
be subject to
an amortization
of a maximum of three years for
regulatory capital purposes, irrespective of the actual economic useful life. In addition,
prudential valuation adjustments
will be revised,
resulting in
higher capital deductions
for assets and
liabilities that are
subject to valuation uncertainty. The capital treatment of deferred tax assets arising from temporary differences remains unchanged.
The
amendments
to
the
CAO
will
become
effective
on
1 January
2027,
except
for
the
revised
capital
treatment of capitalized software, which will apply from 1 January 2029.
Regarding
additional tier
1
(AT1)
capital
instruments, the
Swiss
Federal
Council
has
decided
not
to
proceed with
the
adjustments proposed
in June
2025. The
Swiss Federal
Council also
finalized measures
that aim
to enable
FINMA and
other authorities to better assess the liquidity of banks in a stressed situation.
In addition, the
Swiss Federal Council
submitted to the
Swiss Parliament its
final proposal
for amendments
to the Banking
Act that govern the capital treatment of systemically important banks’ investments in foreign subsidiaries. This proposal
will now be deliberated
by the Swiss Parliament.
Under the proposal, investments
in foreign subsidiaries would be
fully
deducted from
UBS AG’s standalone
common equity
tier 1 (CET1)
capital. The
amendments would
be phased
in over
seven
years,
with
a
65%
deduction
requirement
in
the
first
year
and
increasing
to
100%
by
5-percentage-point
increments each year.
For UBS AG standalone, the amendments at the ordinance level related to capitalized software and prudential valuation adjustments, once
fully implemented,
are expected
to have
a net
CET1 capital
impact of
approximately USD 2bn.
The
proposed full deduction of investments
in foreign subsidiaries would require
UBS AG standalone to hold additional
CET1
capital
of
around
USD 20bn.
The
total
incremental CET1
capital
would
amount
to
around
USD 22bn
required
at
the
UBS AG standalone level. At the Group level, the amendments at ordinance level will lead to a derecognition of around
USD 4bn
of
net
CET1
capital.
These
estimates
have
been
calculated
based
on
UBS Group AG’s
consolidated
balance
sheet
as
of
31 December
2025,
assuming
that
all
capital
measures
are
adopted
as
currently
proposed
and
using
an
assumed CET1 capital ratio of 12.5% for UBS AG and 14.0% for UBS Group.

31 March 2026 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

The
incremental
capital
requirement
of
USD 22bn
mentioned above
would
come
on
top
of
the
USD 15bn
of
capital
required
as
a
result
of
the
Credit
Suisse
acquisition.
This
includes
around
USD 9bn
in
response
to
the
abolition
of
regulatory concessions
that had been
granted to
Credit Suisse
and around
USD 6bn to meet
the progressive
requirements
due to
the increased size
and higher
market share
of the
combined business. On
this basis,
UBS would
be required
to
hold around USD 37bn of additional CET1 capital in total.
The Swiss National Bank establishes the basis for the Extended Liquidity Facility
In February 2026, the Swiss National Bank (the SNB) introduced the Extended
Liquidity Facility (the ELF). The ELF extends
the existing Emergency
Liquidity Assistance (the
ELA) to eligible
banks domiciled in
Switzerland and provides
access to
liquidity support from the SNB through a streamlined process. Up to the bank-specific ELF limit, no application or formal
solvency confirmation is
required for
liquidity drawdowns. For
amounts exceeding the
ELF limit, banks
must submit an
application and provide evidence
of solvency and viability,
supported by an opinion from
FINMA. All drawdowns under
the ELF must be fully collateralized.
After a pilot phase in 2026,
the ELF is expected to become
operational in early 2027.
For drawdowns up to the ELF limit, UBS expects the ELF to reduce the operational burden for accessing liquidity support from the SNB.
Developments related to the implementation of the final Basel III standards
In March
2026, the Federal
Reserve Board,
the Federal Deposit
Insurance Corporation (the
FDIC) and the
Office of
the
Comptroller of the Currency (the OCC) issued proposals
with an impact on capital requirements, including proposals
to
implement the
remaining elements
of the
final Basel III
guidelines, a
modified standardized
approach and
the recalibration
of the surcharge for
global systemically important banks (G-SIBs). Under
the first proposal, category I banks
(US G-SIBs)
and category II
banks would
be subject
to the
expanded risk-based
approach (the
ERBA) for
calculating risk-weighted
assets. The second proposal would introduce a revised standardized approach to risk-based capital for banks not subject
to the ERBA,
including UBS Americas
Holding LLC. In
addition, UBS Americas
Holding LLC would
not be required to
apply
an operational risk
charge. The consultation
does not propose
a start date
or phase-in period.
The proposals
are open
for
comment
until
18 June
2026.
The
impact
on
UBS
will
depend
on
the
final
regulations
and
future
business
development.
Also in the
first quarter of
2026, the European
Commission launched a
consultation on the
competitiveness of the
EU
banking sector and the complexity and effectiveness
of the EU prudential and macroprudential
framework, and the UK
Prudential Regulation
Authority (the
PRA) published
its final
policy statements
on the
implementation of
the Basel 3.1
standards. The implementation of these remains
set for 1 January 2027, with full
phase-in by 1 January 2030, except
for
the implementation of the
internal model approach for
market risk in
accordance with the
Fundamental Review of the
Trading Book (the FRTB) framework, which has been postponed to 1 January 2028.
Other developments
Credit Suisse International standalone
In agreement with
FINMA, starting
with the 31 March
2026 Pillar 3
Report, we have
discontinued the quarterly
disclosure
of prudential key figures and regulatory information for Credit Suisse International standalone.
Capital returns
On 15 April
2026, the
shareholders approved
a dividend
of USD 1.10
per share
at the
Annual General
Meeting. The
dividend was paid on 23 April 2026 to shareholders of record on 22 April 2026.
In the first quarter of 2026, we repurchased USD 0.9bn of shares and we are on track to repurchase USD 3bn of shares
by the end of July
2026, with an aim to
do more by year-end 2026.
The amount of additional repurchases is
subject to
our financial
performance and
outlook, maintaining
a CET1
capital ratio
of around
14% at
year-end, and
visibility on
parliamentary deliberations on the treatment of foreign subsidiaries.
Frequency and comparability of Pillar 3 disclosures
The
DisO-FINMA
specifies
the
reporting
frequency
for
each
disclosure.
In
line
with
these
FINMA-specified
disclosure
requirements,
including
with
regard
to
comparative
periods,
we
provide
quantitative
comparative
information
as
of
31 December 2025 for disclosures
required on a quarterly
basis. Where specifically required
by FINMA and / or the
BCBS,
we disclose comparative information for additional reporting dates.
›
Refer to the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about previously published quarterly movement commentary
›
Refer to the 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for more information about
quarterly tables currently not applicable to UBS

31 March 2026 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the first quarter of 2026
The KM1 and
KM2 tables below
are based on
the Swiss Financial
Market Supervisory Authority
(FINMA) Ordinance on
the Disclosure Obligations of
Banks and Securities Firms
(DisO-FINMA) rules. The KM2
table includes a reference
to the
total loss-absorbing capacity (TLAC)
term sheet, published by
the Financial Stability Board
(the FSB). The FSB
provides this
term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet .
Our capital ratio increased, reflecting an increase in our tier 1 capital, partly offset by an increase in risk-weighted assets
(RWA). Our leverage ratio
increased, driven by an
increase in our tier 1
capital, partly offset by
an increase in the
leverage
ratio denominator (the LRD).
Our common
equity tier 1 (CET1)
capital increased
by USD 2.1bn to
USD 73.3bn, mainly
driven by
operating profit before
tax
of
USD 3.8bn,
partly
offset
by
dividend
accruals
of
USD 0.9bn,
current
tax
expenses
of
USD 0.5bn
and
negative
foreign currency
translation effects
of USD 0.2bn.
Share repurchases
of USD 0.9bn
made under
our new,
2026 share
repurchase
program
in
the
first
quarter
of
2026
did
not
affect
our
CET1
capital
position,
as
there
was
an
identical
reduction in the capital reserve for expected future share repurchases.
Our tier 1
capital increased
by USD 5.8bn
to USD 97.0bn,
reflecting the
aforementioned USD
2.1bn increase
in CET1
capital and a
USD 3.7bn increase in
additional tier 1 (AT1)
capital. The increase
in AT1 capital
predominantly reflected the
issuance of new AT1 capital instruments equivalent to USD 3.7bn.
The TLAC available
as of 31 March
2026 included CET1
capital, AT1 capital
and non-regulatory capital
elements of TLAC.
Our available
TLAC increased
by USD 10.2bn
to USD 197.6bn,
reflecting the
aforementioned increase
in tier 1
capital
and a USD 4.5bn increase in
non-regulatory capital elements of
TLAC. The increase in non-regulatory
capital elements of
TLAC
was
mainly
driven
by
new
issuances
totaling
USD 9.0bn
equivalent
of
TLAC-eligible
senior
unsecured
debt
instruments, partly
offset by
the redemption
of TLAC-eligible
senior unsecured
debt instruments
for the
equivalent of
USD 3.3bn and negative impacts from interest rate risk hedge, foreign currency translation and other effects.
During the first
quarter of 2026,
RWA increased by
USD 7.0bn to USD 500.4bn,
driven by a
USD 7.8bn increase resulting
from asset
size and
other movements
and a
USD 1.0bn increase
driven by
model updates
and methodology
changes,
partly offset by a USD 1.9bn decrease from currency effects.
The
LRD
increased
by
USD 31.0bn
to
USD 1,653.5bn,
driven
by
a
USD 40.6bn
increase
from
asset
size
and
other
movements, partly offset by a USD 9.5bn decrease from currency effects.
The quarterly average liquidity coverage ratio of the UBS Group decreased 4.8 percentage points to 177.8%, remaining above
the
prudential
requirement
communicated
by
FINMA.
Average
net
cash
outflows
increased
by
USD 6.2bn
to
USD 187.9bn, primarily reflecting higher net outflows from
deposits. The effect of the increase in net
cash outflows was
partly offset by a USD 2.4bn increase in average high-quality liquid assets (HQLA),   mainly reflecting   higher cash available
due to an increase
in customer deposits, higher proceeds
from debt issued at
amortized cost and higher
net brokerage
payables, partly offset
by lower cash
available from higher
lending assets and
cash collateral margin
requirements, as well
as a decrease in HQLA from securities financing transactions.
As
of
31 March
2026,
the
net
stable
funding
ratio
of
the
UBS
Group
increased
0.9 percentage
points
to
116.9%,
remaining above
the prudential
requirement communicated
by FINMA.
Available stable
funding increased
by USD 14.6bn
to USD 896.6bn, mainly driven by
increases in debt issued measured
at amortized cost and regulatory
capital. Required
stable
funding
increased
by
USD 7.0bn
to
USD 766.8bn,
mainly
reflecting
higher
derivatives
and
cash
collateral
receivables on derivative instruments,
and higher lending assets, partly offset by lower trading assets.

31 March 2026 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 73,313 71,262 74,655 72,709 69,152
2 Tier 1 96,963 91,176 94,950 91,721 87,837
3 Total capital 96,973 91,201 94,950 91,721 87,837
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 500,355 493,397 504,897 504,500 483,276
4a Total risk-weighted assets (pre-floor) 500,355 493,397 504,897 504,500 483,276
4b Minimum capital requirement
1
40,028 39,472 40,392 40,360 38,662
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.65 14.44 14.79 14.41 14.31
5b Common equity tier 1 ratio (%) (pre-floor) 14.65 14.44 14.79 14.41 14.31
6 Tier 1 ratio (%) 19.38 18.48 18.81 18.18 18.18
6b Tier 1 ratio (%) (pre-floor) 19.38 18.48 18.81 18.18 18.18
7 Total capital ratio (%) 19.38 18.48 18.81 18.18 18.18
7b Total capital ratio (%) (pre-floor) 19.38 18.48 18.81 18.18 18.18
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.11 0.11 0.12 0.13 0.13
9a Additional countercyclical buffer for Swiss mortgage loans (%) 0.33 0.38 0.32 0.33 0.31
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50 1.50 1.50 1.50 1.50
11 Total of bank CET1 specific buffer requirements (%)
2
4.11 4.11 4.12 4.13 4.13
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
10.15 9.94 10.29 9.91 9.81
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,653,460 1,622,438 1,640,464 1,658,089 1,561,583
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.86 5.62 5.79 5.53 5.62
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) 5.86 5.62 5.79 5.53 5.62
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.86 5.58 5.77 5.54 5.60
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets 5.86 5.58 5.77 5.54 5.60
14e Minimum capital requirements
5 49,604 48,673 49,214 49,743 46,848
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
333,963 331,568 346,550 358,759 318,735
16 Total net cash outflow 187,869 181,693 190,359 196,846 176,190
16a of which: cash outflows 417,159 390,134 388,343 385,105 362,013
16b of which: cash inflows 229,290 208,441 197,984 188,259 185,823
17 LCR (%) 177.83 182.64 182.12 182.31 180.96
Net stable funding ratio (NSFR)
18 Total available stable funding 896,644 882,039 898,762 904,703 861,717
19 Total required stable funding 766,795 759,829 750,960 738,891 693,777
20 NSFR (%) 116.93 116.08 119.68 122.44 124.21
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no
temporary exemption of central bank
reserves for UBS.
5 The higher of capital
requirements based on
8% of RWA
or 3% of LRD.
6 Calculated after the application
of haircuts and
inflow and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
62 data points
in the
first quarter
of 2026
and 64 data
points in
the fourth
quarter of
2025. For
the prior-quarter
data points,
refer to
the respective
Pillar 3
Report, available
under “Pillar
3 disclosures”
at
ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
1 Total loss-absorbing capacity (TLAC) available
197,556
187,307
199,329
191,171
187,168
2 Total RWA at the level of the resolution group
500,355
493,397
504,897
504,500
483,276
3 TLAC as a percentage of RWA (%)
39.48
37.96
39.48
37.89
38.73
4 Leverage ratio exposure measure at the level of the resolution group
1,653,460
1,622,438
1,640,464
1,658,089
1,561,583
5 TLAC as a percentage of leverage ratio exposure measure (%)
11.95
11.54
12.15
11.53
11.99
6a Does the subordination exemption in the antepenultimate paragraph of Section
11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external
TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

31 March 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

Risk-weighted assets
Overview of risk-weighted assets and capital requirements
The
OV1
table
below
provides
an
overview
of
our
risk-weighted
assets
(RWA)
and
the
related
minimum
capital
requirements by
risk type.
The table
presented is
based on
the respective Swiss
Financial Market Supervisory
Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the first
quarter of 2026,
RWA increased by
USD 7.0bn to USD 500.4bn,
driven by a
USD 7.8bn increase resulting
from asset
size and
other movements
and a
USD 1.0bn increase
driven by
model updates
and methodology
changes,
partly offset by a USD 1.9bn decrease from currency effects.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA include settlement risk, credit valuation adjustments, equity and investments in funds exposures in
the banking book, and
securitization exposures in the
banking book but exclude
non-counterparty-
related
risk.
Credit
and counterparty
credit
risk RWA
increased
by USD 5.7bn
to USD 305.7bn
as
of 31 March
2026,
driven by a USD 6.5bn increase resulting from
asset size and other movements and a USD 1.0bn increase
due to model
updates and methodology changes, partly offset by a USD 1.8bn decrease from currency effects.
Asset size and other movements by business division and Group Items
–
Investment Bank RWA
increased by
USD 5.1bn, mainly
due to increases
in loans and
loan commitments,
market-driven
movements and higher levels of client activity in derivatives, and increased allocation of high-quality liquid assets.
–
Global
Wealth
Management
RWA
increased
by
USD 1.9bn,
primarily
driven
by
increases
in
loans
and
loan
commitments, and higher levels of client activity and market-driven movements in derivatives.
–
Personal & Corporate
Banking RWA increased
by USD 0.5bn, mainly
due to higher
RWA on derivatives,
partly offset
by the sale of our 50% interest in Swisscard AECS GmbH.
– Group Items RWA increased by USD 0.1bn.
–
Non-core and Legacy RWA decreased
by USD 0.7bn, primarily driven by
our actions to actively unwind
the portfolio,
in addition to the natural roll-off.
– Asset Management RWA decreased by USD 0.3bn.
Model updates and
methodology changes resulted
in an RWA
increase of USD 1.0bn,
mainly reflecting higher
RWA from
model harmonization of
Swiss corporate exposures
in Personal
& Corporate Banking
and updates to
the methodology
for residual risk on legacy synthetic securitizations
in the Investment Bank. This was
partly offset by decreases in RWA on
recourse-based lending in
Global Wealth Management
and commodity trade
finance facilities in
Personal &
Corporate
Banking.
Market risk
Market
risk
RWA
increased
by
USD 0.8bn
to
USD 24.5bn
in
the
first
quarter
of
2026,
due
to
asset
size
and
other
movements in the Investment Bank’s Global Markets business.
Operational risk
Operational risk RWA were unchanged at USD 135.4bn.
The flow tables for credit risk, counterparty
credit risk (CCR) and credit valuation adjustment
(CVA) RWA below provide
further details regarding the movements in RWA in the first quarter of 2026.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards
applied
›
Refer to the “Capital management”
section of the UBS Group first quarter 2026 report, available under
“Quarterly reporting” at
ubs.com/investors
, for more information about capital management and RWA,
including details regarding movements in RWA
during the first quarter of 2026

31 March 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

OV1: Overview of RWA
Minimum
capital
requirements
1
USD m, except where indicated 31.3.26 31.12.25 31.3.26
1 Credit risk (excluding counterparty credit risk)
259,534
257,192
20,763
2 of which: standardized approach (SA)
62,382
61,983
4,991
2a of which: non-counterparty-related risk
2
16,222
16,144
1,298
3 of which: foundation internal ratings-based (F-IRB) approach
40,148
40,713
3,212
4 of which: supervisory slotting approach
1,360
1,417
109
5 of which: advanced internal ratings-based (A-IRB) approach
155,645
153,078
12,452
5a of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real estate in Switzerland
3
6 Counterparty credit risk
4
35,410
33,037
2,833
7 of which: SA for counterparty credit risk (SA-CCR)
7,400
6,668
592
8 of which: internal model method (IMM)
16,152
14,623
1,292
8a of which: value-at-risk (VaR)
7,420
6,798
594
9 of which: other CCR
4,439
4,948
355
10 Credit valuation adjustment (CVA)
10,192
8,874
815
10a of which: full basic approach (BA-CVA)
4,898
4,274
392
10b of which: standardized approach (SA-CVA)
5,294
4,600
423
11 Equity positions under the simple risk weight approach during the five-year transitional period
12 Equity investments in funds – look-through approach
1,482
1,797
119
13 Equity investments in funds – mandate-based approach
1,276
1,046
102
14 Equity investments in funds – fallback approach
691
781
55
15 Settlement risk
223
156
18
16 Securitization exposures in banking book
4,548
4,801
364
17 of which: securitization internal ratings-based approach (SEC-IRBA)
1,143
1,302
91
18 of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)
807
835
65
19 of which: securitization standardized approach (SEC-SA)
2,598
2,664
208
20 Market risk
24,549
23,756
1,964
21 of which: standardized approach (SA)
24,549
23,756
1,964
22 of which: internal models approach (IMA)
23 Capital charge for switch between trading book and banking book
24 Operational risk
135,425
135,425
10,834
25 Amounts below thresholds for deduction (250% risk weight)
5
27,025
26,534
2,162
25a
of which: deferred tax assets
18,500
18,128
1,480
26 Output floor applied (%)
6
65
60
27 Floor adjustment (before application of transitional cap)
7
28 Floor adjustment (after application of transitional cap)
8
29 Total
500,355
493,397
40,028
1 Calculated based on 8% of RWA.
2 Non-counterparty-related risk includes property,
equipment, software and other items.
3 The Swiss sectoral real estate
floor is not applicable at the level
of UBS Group AG
consolidated.
4 Excludes settlement risk, which is separately reported in line 15 “Settlement risk”. Includes RWA with central counterparties.
The split between the sub-components of counterparty credit risk refers to the calculation
of the
exposure measure.
5 Includes items
subject to
threshold deduction
treatment that
do not exceed
their respective threshold
and are risk
weighted at
250%. Items subject
to threshold
deduction treatment include significant investments in common shares of non-consolidated financial institutions (banking, insurance and financial entities) and deferred tax assets arising
from temporary differences.
6 The overall
output floor of
72.5% is subject
to a phase-in
until 1 January
2028. As of
1 January 2026,
the applicable overall
output floor at
the level of
UBS Group AG
consolidated increased to
65% and will
increase to 70% in 2027.
7 FINMA has not opted to implement a transitional cap that would limit the increase in RWA to 25% of a bank’s RWA before the application of the output floor.
8 The total of our actual
final Basel III RWA
is higher than 65%
of our final Basel
III RWA calculated using
the full standardized approach.
Therefore, the
overall output floor is
not binding, and our
RWA before and after
the effects of the
overall output floor are equal.
Comparison of modelled and standardized RWA at risk level
The
CMS1
table
compares
RWA
determined
using
models
approved
by
FINMA
with
RWA
determined
under
the
full
standardized approach. The table also provides the full standardized approach for RWA that are the base of the phased-
in overall
output floor.
The purpose
of the
overall output
floor is
to ensure
that banks’
capital requirements
based on
modelled approaches where permitted do
not fall below a
certain percentage of capital requirements
based on the full
standardized
approach,
thereby
reducing
excessive
variability
of
RWA
and
enhancing
the
comparability
of
risk-based
capital ratios across
banks. The impact
of the output
floor, if applicable,
will be disclosed
in the “OV1:
Overview of RWA”
table in rows 27 and 28.
The applicable threshold pursuant to
the reporting date is disclosed
in row 26 of the
OV1 table,
and in column e in the CMS1 table below. As of 1 January 2026, the output floor increased to 65% from 60% and will incrementally increase
to a
level of
72.5% by
2028. As
of 31 March
2026, the
floor is
not binding
at the
level of
UBS
Group, i.e. the
total of our
actual RWA shown
in column c
in the
CMS1 table below
is greater than
65% of
the RWA
calculated under
the full
standardized approach
shown in
column e,
and therefore
no adjustment
is required.
UBS is
undertaking
mitigating
actions
with
respect
to
RWA
under
the
standardized
approach
to
minimize
a
future
floor
adjustment required as the level of the output floor increases.
›
Refer to “Overview of risk-weighted assets and capital requirements” in this section for information about the OV1 table
The table
below provides
a summary
of the
key conceptual
differences between
the internal
model approach
and the
standardized approach.

31 March 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty / transaction receives a rating.
Reliance on external credit assessment institutions
where permitted in the regulatory framework.
Modelled approach produces RWA that is more risk
sensitive.
Granular risk-sensitive risk weight differentiation
via individual probability of default (PD) and loss
given default (LGD) for mortgages.
Less granular risk weights based on loan-to-value
(LTV)
bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk
weight
of around 20% under the advanced internal
ratings-based (A-IRB) approach.
Modelled LGD captures transaction quality
features including collateralization. Under the
foundation internal ratings-based (F-IRB)
approach, the LGD values are calculated based
on the rules set by FINMA.
No differentiation for transaction features (except
where a claim is subordinated).
Impact relevant across all asset classes.
Credit risk mitigation
Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).
Limited recognition of credit risk mitigation. Standardized approach RWA is higher than modelled RWA for most transaction types.
Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and securities financing
transactions (SFTs).
Repo value-at-risk (VaR)
permits the use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk-sensitivity.
The effects of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be
assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the 12-
month period, irrespective of the actual maturity
of a particular transaction. The CCF includes
downturn adjustments and is the result of
analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCFs to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modelled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
The standardized approach for CCR (SA-CCR) is
calculated as the replacement costs plus regulatory
add-ons that take into account potential future
market moves at predetermined fixed rates.
For large, diversified derivatives portfolios,
standardized EAD is higher than modelled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs
The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modelled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the CVA risk capital requirement using both the standardized approach (SA-CVA)
and the full basic approach (BA-CVA) in line with
the final Basel III standards. The SA-CVA uses
sensitivities to market risk factors (e.g. interest rates
and credit spreads) and uses those sensitivities with
regulatory-prescribed risk weights and correlations
to arrive at a capital charge. The BA-CVA approach
is simpler and less risk sensitive.
Where the BA-CVA and the SA-CVA are applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a hierarchy of approaches. First,
the securitization internal ratings-based approach
(SEC-IRBA) is applied, if possible. If this approach
cannot be applied, one of the standardized
approaches is applied.
If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches: the securitization
external ratings-based approach or the
securitization standardized approach (SEC-SA).
Otherwise, a 1,250% risk weight is applied as a
fallback.

31 March 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the Fundamental Review of the Trading Book (the
FRTB)
framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR
-
and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As
of
31 March
2026,
the
output
floor
is
set
at
USD 476.7bn,
representing
65%
of
RWA
calculated
using
the
full
standardized approach. This floor is USD 23.6bn below the actual RWA of USD 500.4bn.
During the first quarter
of 2026, the difference
between RWA calculated using
the full standardized approach
and actual
RWA increased by
USD 3.7bn, to USD 233.1bn
from USD 229.3bn. This
increase was primarily
driven by changes
in asset
size
and
other
movements,
partially
offset
by
RWA
mitigation
actions
undertaken
during
the
quarter
and
foreign
exchange movements.
Credit risk RWA under the full
standardized approach were higher than actual RWA. Under
the standardized approach,
fixed
risk
weights
are
applied
to
residential
mortgage
exposures,
depending
on
the
LTV.
The
internal
model-based
approach considers
borrowers’ ability
to service
debt more
accurately, including
mortgage affordability
and calibration
based on
historic data. The
Group’s residential mortgage
portfolio is focused
on the Swiss
market, and the
Group has
robust review processes in place
concerning borrowers’ ability to repay.
This results in the Group’s
residential mortgage
portfolio having a low
average LTV and consequently
a lower average risk
weight under the A-IRB
approach compared
with the standardized approach. For Lombard lending the average risk weight using internal models is lower than under
the standardized
approach, primarily
due to
differences in
collateral treatment.
In addition,
corporate exposures
have
higher risk weights under the standardized approach compared with the average risk density in the modelled approach.
CCR RWA
under the
full standardized
approach were
higher than
actual RWA,
primarily reflecting
higher risk
weights
under the standardized
approach compared with
the IRB risk
weights mainly in
the corporate asset
class, especially on
managed funds. In addition
to risk weights, exposures
calculated under the standardized
approach are higher, because
the standardized approach does not fully recognize the benefits of netting, portfolio diversification and collateral.
CVA RWA calculated
using the full
standardized approach were
higher than actual
RWA, as the
application of internal
ratings is not permitted under the standardized approach for output floor calculations.
RWA on securitization
exposure in the
banking book calculated
using the full
standardized approach were
higher than
actual RWA, due
to more conservative
assumptions and less
granular risk assessments
permitted under the
SEC-SA when
compared with the SEC-IRBA framework.

31 March 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

CMS1: Comparison of modelled and standardized RWA at risk level
a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(RWA calculated
using full
standardized
approach)
1
31.3.26
1 Credit risk (excluding counterparty credit risk)
197,153
62,382
259,534
376,516
244,735
2 Counterparty credit risk
29,047
6,363
35,410
142,219
92,442
3 Credit valuation adjustment (CVA)
10,192
10,192
17,795
11,567
4 Securitization exposures in banking book
1,143
3,405
4,548
5,984
3,889
5 Market risk
24,549
24,549
24,756
16,091
6 Operational risk
135,425
135,425
135,425
88,026
7 Residual RWA
2
14
30,682
30,696
30,721
19,968
8 Total
227,357
272,997
500,355
733,414
476,719
3
31.12.25
1 Credit risk (excluding counterparty credit risk)
195,209
61,983
257,192
378,379
227,028
2 Counterparty credit risk
26,465
6,572
33,037
133,981
80,389
3 Credit valuation adjustment (CVA)
8,874
8,874
13,793
8,276
4 Securitization exposures in banking book
1,302
3,499
4,801
6,072
3,643
5 Market risk
23,756
23,756
24,127
14,476
6 Operational risk
135,425
135,425
135,425
81,255
7 Residual RWA
2
1,814
28,500
30,313
30,948
18,569
8 Total
224,790
268,608
493,397
722,726
433,635
3
1 As of 1 January 2026,
the output floor increased to
65% from 60% in 2025.
2 Includes settlement risk, equity investments
in funds and items subject
to threshold deduction treatment that
do not exceed their
respective threshold and are risk weighted at 250%.
3 The output floor is applied to total RWAs and not to individual risk categories.
RWA flow statements of credit risk exposures under the internal ratings-based approach
The
CR8
table
below
provides
a
breakdown
of
the
credit
risk
RWA
movements
in
the
first
quarter
of
2026
across
movement categories defined by the Basel Committee on Banking Supervision (the BCBS).
Credit risk RWA under the
IRB approach increased by USD 1.9bn
to USD 197.2bn during the first
quarter of 2026. This
balance reflects credit risk under the IRB approach, including the supervisory slotting approach.
Movements in asset
size drove an
USD 11.0bn increase
in RWA, mainly
driven by increases
in cash and
balances at central
banks in Group Treasury, and loans and loan commitments in the Investment Bank and Global Wealth Management.
Movements in asset quality decreased RWA by
USD 9.7bn, mainly due to changes in
the portfolio mix from an increase
in cash and balances at central banks.
Model
updates
increased
RWA
by
USD 2.5bn,
reflecting
higher
RWA
from
model
harmonization
of
Swiss
corporate
exposures in Personal & Corporate
Banking and the application of
the IRB approach for
recourse-based lending in Global
Wealth Management.
Methodology and policy changes resulted in an RWA decrease of USD 0.5bn.
Currency effects,
driven by
the strengthening
of the
US dollar
against other
major currencies,
resulted in
an RWA
decrease
of USD 1.4bn.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for
definitions of credit risk RWA movement table components

31 March 2026 Pillar 3 Report |
UBS Group | Risk-weighted assets

CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 31.3.26
1 RWA as of the beginning of the quarter
195,209
2 Asset size
11,033
3 Asset quality
(9,706)
4 Model updates
2,513
5 Methodology and policy
(543)
6 Acquisitions and disposals
0
7 Foreign exchange movements
(1,353)
8 Other
9 RWA as of the end of the quarter
197,153
RWA flow statements of counterparty credit risk exposures under the internal model method and VaR
The CCR7
table below
presents a
flow statement
explaining movements
in CCR
RWA
determined under
the IMM
for
derivatives and the VaR approach for SFTs
across movement categories defined by the BCBS.
During the first
quarter of 2026,
the increase in RWA
for derivatives subjected to
IMM was primarily
driven by market-
driven movements and higher levels
of client activity in the
Investment Bank. The increase
in RWA for SFTs under
the VaR
approach was mainly related to higher levels of client activity in the Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures”
at
ubs.com/investors , for
definitions of CCR RWA movement table components
CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
For the quarter ended 31.3.26
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter
14,623
6,798
21,421
2 Asset size
879
425
1,304
3 Credit quality of counterparties
758
235
994
4 Model updates
(56)
(56)
5
Methodology and policy
6 Acquisitions and disposals
7 Foreign exchange movements
(52)
(38)
(91)
8 Other
9 RWA as of the end of the quarter
16,152
7,420
23,572
RWA flow statements of CVA risk exposures under SA-CVA
The CVA4 table below shows the
variations in RWA for CVA risk
determined under the SA-CVA. SA-CVA RWA
increased
by USD 0.7bn to
USD 5.3bn during the first
quarter of 2026,
mainly driven by
an increase in
exposures across multiple
counterparties and rebalancing of index hedges over the quarter.
CVA4: RWA
flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 31.12.25
4,600
2 RWA as of 31.3.26
5,294

31 March 2026 Pillar 3 Report |
UBS Group | Going and gone concern requirements and eligible capital

Going and gone concern requirements and eligible
capital
The
table
below
provides
details
of
the
Swiss
systemically
relevant
bank
(SRB)
going
and
gone
concern
capital
requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).
›
Refer to the “Capital management” section of the UBS Group first quarter 2026 report
,
available under “Quarterly reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 31.3.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.17
1
75,924
5.08
1
83,913
Common equity tier 1 capital
10.81
2
54,083
3.58
3
59,111
of which: minimum capital
4.50
22,516
1.50
24,802
of which: buffer capital
5.72
28,600
2.08
34,309
of which: countercyclical buffer
0.44
2,191
Maximum additional tier 1 capital
4.37
2
21,842
1.50
24,802
of which: additional tier 1 capital
3.50
17,512
1.50
24,802
of which: additional tier 1 buffer capital
0.80
4,003
Eligible going concern capital
Total going concern capital
19.38
96,963
5.86
96,963
Common equity tier 1 capital
14.65
73,313
4.43
73,313
Total loss-absorbing additional tier 1 capital
4.73
4
23,649
1.43
23,649
of which: high-trigger loss-absorbing additional tier 1 capital
4.73
23,649
1.43
23,649
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
8
54,474
3.81
8
62,935
of which: base requirement including add-ons for market share and LRD
10.89
54,474
3.81
62,935
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
20.10
100,593
6.08
100,593
TLAC-eligible senior unsecured debt
20.10
100,583
6.08
100,583
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.06
130,398
8.88
146,848
Eligible total loss-absorbing capacity
39.48
197,556
11.95
197,556
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,355
Leverage ratio denominator
1,653,460
1 Includes applicable add-ons
of 1.88% for risk-weighted assets
(RWA) and 0.58% for
leverage ratio denominator
(LRD), of which 22 basis
points for RWA reflect
a Pillar 2 capital add-on
for the residual exposure
(after collateral mitigation)
to hedge funds,
private equity and
family offices, effective
1 January 2025.
2 Includes the Pillar
2 add-on for the
residual exposure (after
collateral mitigation) to
hedge funds, private
equity and family offices
of 0.15% for CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of AT1
capital can be used to
meet going
concern requirements; 4.37% includes
the aforementioned Pillar 2
capital add-on.
3 Our CET1 leverage ratio
requirement of 3.58% consists
of a 1.5% base requirement,
a 1.5% base buffer
capital requirement,
a 0.28% LRD add-on requirement and a 0.30% market share add-on requirement based on our Swiss credit business.
4 UBS fulfills its minimum going concern capital requirements with
CET1 capital and AT1 capital.
The actual available and eligible AT1 capital is above the AT1 capital used to meet the minimum requirements (which is capped at 4.37% as explained in footnote 2) as UBS exceeds its minimum going concern capital requirements.
5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with
instruments that have a remaining
maturity of greater than two
years, all instruments that
have a remaining maturity of
between one and two years
remain eligible to be included
in
the total gone concern capital.
6 Systemically important banks (SIBs) are subject to base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer
requirements and the Pillar 2 add-on).
7 The Swiss Financial Market Supervisory
Authority (FINMA) has the authority to impose
a surcharge of up to 25% of the
total going concern capital requirements (excluding
countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.
8 Includes applicable add-ons of 1.24% for RWA and 0.43% for
LRD.
9 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.

31 March 2026 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics”
table
in
section
2
of
this
report,
is
calculated
by
dividing
the
period-end
tier 1
capital
by
the
period-end
leverage
ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets
and off-balance sheet items based on IFRS
Accounting Standards. Derivative
exposures are adjusted
for netting of
replacement values and
eligible cash variation
margin, potential future
exposure,
and net
notional amounts
for written
credit derivatives.
The LRD
also includes
an additional
charge for
counterparty credit
risk related to securities financing transactions (SFTs).
On-balance
sheet
items
(excluding
derivatives and
securities financing
transactions
(SFTs),
but
including
collateral),
as
disclosed in the
LR2 table, differ
from IFRS Accounting
Standards total assets
due to adjustments
to the former
for the
application of the regulatory scope of consolidation and
due to the carrying amounts for derivative financial
instruments
and SFTs, which
are removed and
replaced with exposures,
as per the
leverage ratio rules,
in separate line
items in the
LR2 table.
Difference between the Swiss systemically relevant bank leverage ratio and BCBS leverage ratio
The LRD is the
same under Swiss systemically
relevant bank (SRB) and
BCBS rules. However,
there is a difference
in the
capital numerator between
the two frameworks.
Under BCBS rules only
common equity tier 1 and
additional tier 1 (AT1)
capital are included in the
numerator.
Under Swiss SRB rules UBS is
required to meet going
and gone concern leverage
ratio requirements.
Therefore, depending
on the
requirement, the
numerator includes tier
1 capital
instruments, tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
The difference
between the
total leverage
ratio exposures
of USD 1,653.5bn
and total
consolidated assets
as per
the
published financial statements
of USD 1,686.5bn was
USD 33.1bn, reflecting the
sum of lines
2 to 12
in the following
table.
LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
USD m 31.3.26 31.12.25
1 Total consolidated assets as per published financial statements
1,686,521
1,617,427
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation
(20,970)
(21,907)
3 Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5 Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
6 Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments
1
(70,223)
(37,043)
9 Adjustment for securities financing transactions (i.e. repos and similar secured lending)
12,363
10,594
10 Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)
58,374
64,920
11 Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
2
(874)
(876)
12 Other adjustments
(11,731)
(10,676)
12a of which: asset amounts deducted in determining Tier 1 capital
(11,454)
(11,984)
12b of which: consolidated entities under the regulatory scope of consolidation
1,308
13 Leverage ratio exposure
1,653,460
1,622,438
1 As of 31 December 2025, initial margin posted with exchanges on derivatives was included in Derivative exposures. As
of 31 March 2026, we have reclassified initial margin on derivatives under On-balance sheet
exposures.
2 Reflects the shortfall to expected losses on advanced internal ratings-based (IRB) portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row 12a.

31 March 2026 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
USD m, except where indicated 31.3.26 31.12.25
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)
1,336,999
1,311,429
2 Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework
3 (Deductions of receivable assets for cash variation margin provided in derivatives transactions)
(34,540)
(40,465)
4 (Adjustment for securities received under securities financing transactions that are recognised as an asset)
5 (Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)
(950)
(901)
6
(Asset amounts deducted in determining Tier 1 capital)
(11,454)
(11,984)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)
1
1,290,056
1,258,078
Derivative Exposures
8 Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or with bilateral netting)
52,393
52,151
9
Add-on amounts for potential future exposure associated with all derivatives transactions
111,038
118,089
10
(Exempted qualifying central counterparty (QCCP) leg of client-cleared trade exposures)
(19,000)
(20,424)
11 Adjusted effective notional amount of all written credit derivatives
2
105,049
79,218
12 (Adjusted effective notional offsets and add-on deductions for written credit derivatives)
3
(103,652)
(77,817)
13 Total derivative exposures
1
145,829
151,216
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions
262,845
247,796
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)
(116,083)
(110,191)
16 Counterparty credit risk exposure for SFT assets
12,363
10,594
17 Agent transaction exposures
18 Total securities financing transaction exposures
159,125
148,199
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount
199,891
265,073
20 (Adjustments for conversion to credit equivalent amounts)
(141,516)
(200,153)
21 (Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)
76
25
22 Total off-balance sheet items
58,450
64,945
Capital and total exposures (leverage ratio denominator), phase-in
23 Tier 1 capital
96,963
91,176
24 Total exposures (leverage ratio denominator)
1,653,460
1,622,438
Leverage ratio
25
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.86
5.62
25a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
4
5.86
5.62
26 Leverage ratio minimum requirement (%)
5
3.00
3.00
27 Leverage ratio buffers (%)
5
2.08
2.00
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables
148,078
148,140
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables
and
cash receivables
146,763
137,605
30
Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
1,654,776
1,632,973
30a
Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
1,654,776
1,632,973
31 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
5.86
5.58
31a Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4
5.86
5.58
1 As of 31 December 2025, initial margin posted with exchanges on derivatives was included in Derivative exposures. As
of 31 March 2026, we have reclassified initial margin on derivatives under On-balance sheet
exposures.
2 Includes protection sold, including agency transactions.
3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according
to the
Basel III leverage ratio framework
and disclosure requirements are met.
4 There is currently no temporary
exemption of central bank reserves for
UBS.
5 The total Swiss SRB leverage
ratio requirement of 5.08%
as of 31 March 2026 (5% as of 31 December 2025) is composed of a base requirement and a buffer requirement. The total requirement is above the BCBS leverage ratio requirement, including the G-SIB buffer.
LRD development during the first quarter of 2026
During the first quarter of 2026, the LRD increased by
USD 31.0bn to USD 1,653.5bn, driven by a USD 40.6bn increase from asset size and other movements,
partly offset by a USD 9.5bn decrease from currency effects.

31 March 2026 Pillar 3 Report |
UBS Group | Leverage ratio

On-balance sheet exposures
(excluding derivatives
and securities financing
transactions) increased
by USD 32.0bn, mainly
due to
asset size
and other
movements of
USD 39.9bn, partly
offset by
currency effects
of USD 7.9bn.
The asset
size
movement
was
mainly
due
to
increases
in
cash
and
balances
at
central
banks
and
high-quality
liquid
asset
portfolio
securities in Group Treasury. In addition, there was an increase in lending assets, mainly reflecting positive net new loans
in
Global
Wealth
Management
and
Personal
&
Corporate
Banking,
and
an
increase
in
the
Investment
Bank.
These
increases were
partly offset
by decreases
in trading
assets reflecting
lower inventory
held to
hedge client
positions, as
well as market-driven decreases in the Investment Bank. In addition, the initial margin on derivatives of USD 14.0bn was
reclassified from Derivative exposures to On-balance sheet exposures.
Derivative exposures decreased by
USD 5.4bn, mainly due
to asset size and
other movements of
USD 4.8bn and currency
effects of USD 0.6bn.
The asset size
movement was mainly
due to the
aforementioned reclassification of
initial margin
to On-balance sheet exposures and higher netting,
partly offset by increases in derivatives and cash
collateral receivables
on derivative instruments, mainly in the Investment Bank, driven by equity and foreign currency contracts, mainly due to
new trades, as well as market-driven increases.
Securities financing transaction
exposures increased by
USD 10.9bn,
mainly due
to asset
size and other
movements of
USD 11.6bn, partly offset by currency effects of USD 0.7bn. The asset size movement was primarily due to higher levels
of client activity in the Investment Bank and cash reinvestment trades in Group Treasury.
Off-balance
sheet
items
decreased
by
USD 6.5bn,
mainly
due
to
asset
size
and
other
movements
of
USD 6.1bn
and
currency effects of USD 0.4bn. The asset size movement was primarily due to credit lines in Global Wealth Management
becoming uncommitted following changes to certain contractual terms in the course of client account migrations in the first quarter of 2026.
›
Refer to “Leverage ratio denominator” in the “Capital management”
section of the UBS Group first quarter 2026 report,
available
under “Quarterly reporting” at ubs.com/investors , for more information
Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Further key information First quarter 2026 report section Disclosure First quarter 2026 report page number
Concentration of funding sources Balance sheet and off-balance sheet Customer deposits, by currency 48
High-quality liquid assets
HQLA must be
easily and immediately
convertible into cash
at little or
no loss of
value, especially during
a period of
stress.
HQLA are
assets that
are
of low
risk and
are
unencumbered. Other
characteristics of
HQLA are
ease and
certainty of
valuation, low correlation
with risky assets,
listing of the
assets on a
developed and recognized
exchange, existence of
an active and sizable market for
the assets, and low volatility.
Our HQLA predominantly consist of
assets that qualify as
Level 1 in the LCR framework, including cash, central bank reserves and government bonds. In the first quarter of 2026,
our HQLA
increased by USD
2.4bn to
USD 334.0bn, mainly
reflecting higher
cash available
due to
an increase in
customer
deposits, higher proceeds from debt issued
at amortized cost and higher net brokerage
payables, partly offset by lower
cash available from
higher lending assets
and cash collateral
margin requirements, as
well as a
decrease in HQLA
from
securities financing transactions.
High-quality liquid assets (HQLA)
Average 1Q26
1
Average 4Q25
1
USD m
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3
211,801 211,801 219,658 219,658
Securities (on- and off-balance sheet) 92,949 29,213 122,162 82,454 29,456 111,910
Total HQLA
4
304,750 29,213 333,963 302,112 29,456 331,568
1 Calculated based on an average of 62 data points in the first quarter of 2026 and 64 data points in the fourth quarter of 2025.
2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.
3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.
4 Calculated in accordance with FINMA requirements.

31 March 2026 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the first quarter of 2026
The quarterly
average LCR
of the
UBS Group
decreased 4.8 percentage
points to
177.8%, remaining
above the
prudential
requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).
Average
net
cash
outflows
increased
by
USD 6.2bn
to
USD 187.9bn,
primarily
reflecting
higher
net
outflows
from
deposits.
The
effect
of
the
increase
in
net
cash
outflows
was
partly
offset
by
a
USD 2.4bn
increase
in
average
HQLA,   mainly reflecting   higher cash available due to an increase in customer deposits, higher proceeds from debt issued at amortized cost
and higher net
brokerage payables, partly
offset by lower
cash available from
higher lending assets
and
cash collateral margin requirements, as well as a decrease in HQLA from securities financing transactions.
LIQ1: Liquidity coverage ratio (LCR)
Average 1Q26
1
Average 4Q25
1
USD m
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA 340,065 333,963 337,688 331,568
Cash outflows
2 Retail deposits and deposits from small business customers 391,282 45,216 389,513 44,968
3 of which: stable deposits 31,893 1,149 31,732 1,149
4 of which: less stable deposits 359,389 44,067 357,781 43,819
5 Unsecured wholesale funding 311,308 162,211 302,854 154,390
6 of which: operational deposits (all counterparties) 61,781 15,445 62,134 15,533
7 of which: non-operational deposits (all counterparties) 233,679 130,918 225,757 123,894
8 of which: unsecured debt 15,847 15,847 14,963 14,963
9 Secured wholesale funding 113,952 103,944
10 Additional requirements: 125,158 49,891 165,260 45,780
11 of which: outflows related to derivatives and other transactions
3
38,094 30,860 78,927 26,841
12 of which: outflows related to loss of funding on debt products
4
379 379 552 552
13 of which: committed credit and liquidity facilities 86,685 18,651 85,780 18,386
14 Other contractual funding obligations 31,820 29,404 28,190 25,936
15 Other contingent funding obligations 351,216 16,485 344,743 15,116
16 Total cash outflows 417,159 390,134
Cash inflows
17 Secured lending 411,535 147,849 372,511 136,266
18 Inflows from fully performing exposures 82,659 37,395 81,016 37,809
19 Other cash inflows 44,046 44,046 34,366 34,366
20 Total cash inflows 538,240 229,290 487,892 208,441
Average 1Q26
1
Average 4Q25
1
USD m, except where indicated
Total adjusted
value
5
Total adjusted
value
5
Liquidity coverage ratio (LCR)
21 Total HQLA 333,963 331,568
22 Net cash outflows 187,869 181,693
23 LCR (%)
177.83
182.64
1 Calculated based
on an
average of
62 data points
in the first
quarter of
2026 and
64 data points
in the fourth
quarter of
2025.
2 Calculated after the
application of
haircuts and
inflow and
outflow rates.
3 Effective from 1 January 2026, unweighted outflows from increased liquidity needs related to potential valuation changes on posted cash and level 1 collateral securing derivatives and other transactions have been excluded from Line 11,
following prospective alignment with
Pillar 3 reporting requirements.
This change had
no impact on the
disclosure of weighted amounts.
4 Includes outflows related to
loss of funding on
asset-backed
securities,
covered bonds,
other structured
financing instruments,
asset-backed
commercial papers,
structured entities
(conduits), securities
investment vehicles
and other
such financing
facilities.
5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | Introduction

Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The
sections
below
include
capital
and
other
regulatory
information
as
of
31 March
2026
for
UBS AG
consolidated,
UBS AG
standalone,
UBS Switzerland AG
standalone,
UBS Europe SE
consolidated
and
UBS Americas Holding LLC
consolidated.
Capital
information
in
the
following
sections
is
based
on
Pillar 1
capital
requirements.
Entities
may
be
subject to significant
additional Pillar 2 requirements,
which represent additional
amounts of capital
considered necessary
and are agreed with regulators based on the risk profile of the respective entity.
›
Refer to the “Introduction and basis for preparation” section of this report for information about the discontinuance of the
quarterly disclosure of prudential key figures and regulatory information for Credit Suisse International standalone
UBS AG consolidated
Key metrics for the first quarter of 2026
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During
the first
quarter of
2026,
tier 1
capital increased
by
USD 4.1bn to
USD 94.1bn. Common
equity tier 1
(CET1)
capital increased by USD 0.5bn to
USD 70.9bn, mainly driven by operating profit
before tax of USD 3.2bn, partly
offset
by
additional
dividend
accruals
of
USD 1.8bn,
current
tax
expenses
of
USD 0.5bn
and
negative
foreign
currency
translation effects of USD 0.2bn. Additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG increased by
USD 3.7bn to USD 23.3bn, reflecting the issuance of new AT1 capital instruments equivalent to USD 3.7bn.
Risk-weighted assets
(RWA) increased
by USD 7.7bn
to USD 497.4bn,
driven by
an USD 8.5bn
increase resulting
from
asset size and
other movements and
a USD 1.0bn increase
driven by model
updates and methodology
changes, partly
offset by a USD 1.8bn decrease from currency effects.
The
leverage
ratio
denominator
(the
LRD)
increased
by
USD 32.5bn
to
USD 1,655.4bn,
mainly
due
to
a
USD 42.0bn
increase from
asset size
and other
movements, partly
offset by
a USD 9.5bn
decrease from
currency effects.
The asset
size
movement
was
mainly
due
to
increases
in
cash
and
balances
at
central
banks,
high-quality
liquid
asset
(HQLA)
portfolio securities, lending assets, securities
financing transactions and derivative exposures.
These increases were partly
offset by decreases in trading assets and off-balance sheet exposures.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
consolidated
decreased
to
14.2%
from
14.4%,
reflecting
the
aforementioned increase in
RWA, partly offset
by the aforementioned
increase in CET1
capital. The Basel III
leverage ratio
increased to
5.7% from
5.5%, reflecting
the aforementioned
increase in
tier 1 capital,
partly offset
by the
aforementioned
increase in the LRD.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of

UBS
AG
  consolidated
decreased
3.9 percentage
points
to
172.4%,   remaining
above the prudential requirement communicated by
FINMA. The movement in the quarterly average
LCR was
primarily driven
by a
USD 5.5bn increase
in average
net cash
outflows to
USD 193.9bn, reflecting
higher net
outflows from
deposits. The
effect of
the increase
in net
cash outflows
was
partly offset
by a
USD 2.4bn
increase in
average HQLA to
USD 334.1bn,
  mainly reflecting
higher cash
available due to
an increase in
customer deposits, higher
proceeds from
debt issued
at amortized
cost and
higher net
brokerage payables,
partly offset
by lower
cash available
from
higher
lending
assets
and
cash
collateral
margin
requirements,
as
well
as
a
decrease
in
HQLA
from
securities
financing transactions.
As of 31 March 2026, the net stable funding ratio of UBS AG consolidated increased 0.4 percentage points to 116.1%, remaining above
the prudential
requirement communicated
by FINMA.
Available stable
funding increased
by USD 13.8bn
to USD 887.3bn, mainly driven by
increases in debt issued measured
at amortized cost and regulatory
capital. Required
stable
funding
increased
by
USD 9.0bn
to
USD 764.3bn,
mainly
reflecting
higher
derivatives
and
cash
collateral
receivables on derivative instruments,
and higher lending assets, partly offset by lower trading assets.
KM1: Key metrics
USD m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
70,867
70,394
71,460
69,829
70,756
2 Tier 1
94,129
89,993
91,425
88,485
89,081
3 Total capital
94,139
90,018
91,425
88,485
89,081
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
497,433
489,775
502,425
498,327
481,539
4a Total risk-weighted assets (pre-floor)
497,433
489,775
502,425
498,327
481,539
4b Minimum capital requirement
1
39,795
39,182
40,194
39,866
38,523
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
14.25
14.37
14.22
14.01
14.69
5b Common equity tier 1 ratio (%) (pre-floor)
14.25
14.37
14.22
14.01
14.69
6 Tier 1 ratio (%)
18.92
18.37
18.20
17.76
18.50
6b Tier 1 ratio (%) (pre-floor)
18.92
18.37
18.20
17.76
18.50
7 Total capital ratio (%)
18.92
18.38
18.20
17.76
18.50
7b Total capital ratio (%) (pre-floor)
18.92
18.38
18.20
17.76
18.50
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.11
0.11
0.11
0.13
0.13
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.33
0.39
0.33
0.34
0.31
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3
2.61
2.61
2.61
2.63
2.63
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4
9.75
9.87
9.72
9.51
10.19
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
1,655,400
1,622,921
1,642,843
1,660,097
1,565,845
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
5
5.69
5.55
5.57
5.33
5.69
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.69
5.55
5.57
5.33
5.69
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5
5.68
5.51
5.55
5.34
5.67
14d
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5.68
5.51
5.55
5.34
5.67
14e Minimum capital requirements
6
49,662
48,688
49,285
49,803
46,975
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)
334,144
331,745
346,734
358,940
318,893
16 Total net cash outflow
193,898
188,446
193,817
200,107
176,928
16a of which: cash outflows
425,438
398,805
393,826
390,719
366,165
16b of which: cash inflows
231,541
210,360
200,009
190,613
189,237
17 LCR (%) 172.39 176.24 178.96 179.45 180.28
Net stable funding ratio (NSFR)
18 Total available stable funding
887,341
873,515
887,444
892,381
853,742
19 Total required stable funding
764,273
755,278
748,303
738,056
695,201
20 NSFR (%) 116.10 115.65 118.59 120.91 122.81
1 Calculated as 8% of total RWA, based
on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Swiss SRB going and gone concern requirements
and information for UBS AG consolidated
are provided below in this section.
3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.
4 Represents the CET1
ratio that is available
to meet buffer requirements.
Calculated as the CET1
ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus
the BCBS tier 2
capital requirement met with
CET1 capital.
5 There is currently no temporary
exemption of central bank reserves
for UBS.
6 The higher of capital requirements
based on 8% of RWA or
3% of LRD.
7 Calculated after the application of haircuts
and inflow
and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 62 data points in the first quarter of 2026 and 64 data points in the fourth quarter of
2025.
For the prior-quarter data points, refer
to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss systemically relevant bank going and gone concern requirements and information
The tables below provide
details of the Swiss
systemically relevant bank RWA-
and LRD-based going and
gone concern
requirements and
information as
required by
FINMA; details
regarding eligible
gone concern
instruments are
also provided
below.
Outstanding
total
loss-absorbing
capacity-eligible
unsecured
debt
instruments
are
eligible
to
meet
gone
concern
requirements until one year before maturity.
More information
about the
going and
gone concern
requirements is
provided in
the “Total
loss-absorbing capacity”
section of the UBS AG Annual Report 2025, available under “Annual reporting” at ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.3.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.20
1
75,634
5.08
1
84,119
Common equity tier 1 capital
10.84
2
53,918
3.58
3
59,288
of which: minimum capital
4.50
22,384
1.50
24,831
of which: buffer capital
5.72
28,433
2.08
34,350
of which: countercyclical buffer
0.45
2,219
Maximum additional tier 1 capital
4.37
2
21,716
1.50
24,831
of which: additional tier 1 capital
3.50
17,410
1.50
24,831
of which: additional tier 1 buffer capital
0.80
3,979
Eligible going concern capital
Total going concern capital
18.92
94,129
5.69
94,129
Common equity tier 1 capital
14.25
70,867
4.28
70,867
Total loss-absorbing additional tier 1 capital
4.68
4
23,262
1.41
23,262
of which: high-trigger loss-absorbing additional tier 1 capital
4.68
23,262
1.41
23,262
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
54,156
3.81
63,009
of which: base requirement including add-ons for market share and LRD
10.89
8
54,156
3.81
8
63,009
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
19.44
96,717
5.84
96,717
TLAC-eligible unsecured debt
19.44
96,707
5.84
96,707
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.09
129,790
8.89
147,127
Eligible total loss-absorbing capacity
38.37
190,846
11.53
190,846
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
497,433
Leverage ratio denominator
1,655,400
1 Includes applicable add-ons of 1.90% for risk-weighted assets (RWA) and 0.58% for leverage ratio denominator (LRD), of which 2 basis points for RWA and 1 basis point for LRD reflect a Pillar 2 capital add-on of
USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 22 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family
offices, effective 1 January
2025.
2 Includes the Pillar 2 add-on
for the residual exposure
(after collateral mitigation)
to hedge funds,
private equity and family
offices of 0.16% for
CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital
under Pillar 1 requirements
a maximum of 4.3%
of AT1 capital
can be used
to meet going concern
requirements; 4.37% includes
the
aforementioned Pillar 2 capital add-on.
3 Our CET1 leverage ratio requirement of 3.58% consists of a
1.5% base requirement, a 1.5% base buffer capital requirement, a 0.28% LRD add-on requirement, a 0.30%
market share add-on requirement based on our Swiss credit
business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.
4 UBS fulfills its minimum going concern
capital requirements with
CET1 capital and
AT1 capital.
The actual available
and eligible AT1
capital is above
the AT1
capital used to
meet the minimum
requirements (which is
capped at 4.37%
as explained in
footnote 2) as UBS exceeds its minimum going concern requirements.
5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone
concern requirement has been met with instruments that
have a remaining maturity of greater than
two years, all instruments that have a remaining maturity
of between
one and two years remain eligible to be included in the total gone concern capital.
6 Systemically important banks (SIBs) are subject to base gone concern capital requirements equivalent to 75%
of the total going
concern requirements
(excluding countercyclical
buffer requirements
and the
Pillar 2 add-ons).
7 FINMA
has the
authority to
impose a
surcharge of
up to 25%
of the
total going
concern capital
requirements
(excluding countercyclical buffer requirements
and the Pillar 2 add-ons)
should obstacles to an SIB’s
resolvability be identified in
future resolvability assessments.
8 Includes applicable add-ons of
1.24% for RWA
and 0.43% for LRD.
9 Includes an add-back of
45% of unrealized gains
from financial assets measured
at fair value through
other comprehensive income.
Such gains do not
qualify as CET1 capital,
but 45% of
these gains can be recognized as gone concern capital.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG consolidated

Swiss SRB going and gone concern information
USD m, except where indicated 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
94,129
89,993
Total tier 1 capital
94,129
89,993
Common equity tier 1 capital
70,867
70,394
Total loss-absorbing additional tier 1 capital
23,262
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
23,262
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
96,717
90,164
TLAC-eligible unsecured debt
96,707
90,139
Total loss-absorbing capacity
Total loss-absorbing capacity
190,846
180,157
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
497,433
489,775
Leverage ratio denominator
1,655,400
1,622,921
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
18.9
18.4
of which: common equity tier 1 capital ratio
14.2
14.4
Gone concern loss-absorbing capacity ratio
19.4
18.4
Total loss-absorbing capacity ratio
38.4
36.8
Leverage ratios (%)
Going concern leverage ratio
5.7
5.5
of which: common equity tier 1 leverage ratio
4.3
4.3
Gone concern leverage ratio
5.8
5.6
Total loss-absorbing capacity leverage ratio
11.5
11.1
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
UBS AG standalone
Key metrics for the first quarter of 2026
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During
the first
quarter of
2026,
tier 1
capital increased
by
USD 3.0bn to
USD 96.7bn. Common
equity tier 1
(CET1)
capital decreased by
USD 0.6bn to USD 73.5bn,
mainly as operating
profit before tax
of USD 1.0bn was
more than offset
by additional dividend accruals of USD 1.8bn. Additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG increased by USD 3.7bn to
USD 23.3bn, reflecting the issuance
of new AT1 capital
instruments equivalent to USD 3.7bn.
Risk-weighted
assets
(RWA)
increased
by
USD 16.5bn
to
USD 508.1bn,
driven
by
a
USD 9.2bn
increase
in
RWA
on
investments in
Swiss
and foreign-domiciled
subsidiaries, predominantly
due
to the
phased
increase of
risk weights
in
accordance with the
relevant FINMA decree.
In addition, there
were increases of
USD 6.5bn in credit
and counterparty
credit risk RWA and USD 1.8bn in market risk RWA, partly offset by a decrease of USD 1.3bn in operational risk RWA.
The leverage
ratio
denominator (the
LRD) decreased
by USD 2.5bn
to USD 927.5bn,
driven by
a USD 4.2bn
decrease
from
currency
effects,
partly
offset
by
a
USD 1.8bn
increase
from
asset
size
and
other
movements.
The
asset
size
movement was mainly
driven by
increases in securities
financing transactions, cash
and balances at
central banks,
and
derivatives exposures, partly offset by decreases in trading portfolio assets and off-balance sheet exposures.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
standalone
decreased
to
14.5%
from
15.1%,
reflecting
the
aforementioned increase in RWA and the aforementioned decrease in CET1 capital. The Basel III leverage ratio increased to 10.4% from 10.1%, reflecting the
aforementioned increase in tier 1 capital and
the aforementioned decrease in the
LRD.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
standalone
decreased
3.7 percentage
points
to
231.2%,   remaining
above the prudential requirement communicated by
FINMA. The movement in the quarterly average
LCR was primarily
driven by a
USD 3.7bn increase in
average net cash
outflows to USD 67.4bn, mainly
reflecting
  lower
inflows from
intercompany loans.
The effect
of the
increase in
net cash
outflows was
partly offset
by a
USD 6.5bn increase
in
average
high-quality
liquid
assets
to
USD 155.8bn,

mainly
reflecting

higher
cash
available
from
funding
from
UBS
Group AG and capital repatriations, and higher net brokerage payables, partly offset by lower cash available from lower customer deposits.
As of
31 March 2026,
the net
stable funding
ratio of
UBS AG standalone
increased 0.8 percentage
points to
91.5%,
remaining above the prudential
requirement communicated by
FINMA. Available stable
funding decreased by USD
7.3bn
to USD 397.5bn, mainly
driven by lower
customer deposits, partly
offset by higher
debt issued measured
at amortized
cost and
funding from
UBS Group
AG. Required
stable funding
decreased by
USD 12.0bn to
USD 434.5bn, primarily
reflecting lower lending
assets and trading
assets, partly offset
by higher derivatives
and cash collaterals
receivables on
derivative instruments.
KM1: Key metrics
USD m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
73,478
74,108
73,384
73,178
70,980
2 Tier 1
96,741
93,707
93,349
91,834
89,305
3 Total capital
96,750
93,731
93,349
91,834
89,305
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)
508,053
491,583
517,929
516,479
514,897
4a Total risk-weighted assets (pre-floor)
508,053
491,583
517,929
516,479
514,897
4b Minimum capital requirement
2
40,644
39,327
41,434
41,318
41,192
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)
14.46
15.08
14.17
14.17
13.79
5b Common equity tier 1 ratio (%) (pre-floor)
14.46
15.08
14.17
14.17
13.79
6 Tier 1 ratio (%)
19.04
19.06
18.02
17.78
17.34
6b Tier 1 ratio (%) (pre-floor)
19.04
19.06
18.02
17.78
17.34
7 Total capital ratio (%)
19.04
19.07
18.02
17.78
17.34
7b Total capital ratio (%) (pre-floor)
19.04
19.07
18.02
17.78
17.34
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.11
0.12
0.14
0.15
0.15
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.00
0.00
0.00
0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4
2.61
2.62
2.64
2.65
2.65
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
9.96
10.58
9.67
9.67
9.29
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
927,504
929,979
952,112
964,000
935,496
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6
10.43
10.08
9.80
9.53
9.55
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
10.43
10.08
9.80
9.53
9.55
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
6
10.37
9.96
9.72
9.56
9.52
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
10.37
9.96
9.72
9.56
9.52
14e Minimum capital requirements
7
40,644
39,327
41,434
41,318
41,192
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)
155,764
149,309
162,513
177,434
150,544
16 Total net cash outflow
67,431
63,723
67,644
75,720
65,962
16a of which: cash outflows
264,467
249,107
244,306
248,255
238,931
16b of which: cash inflows
197,036
185,384
176,662
172,535
172,969
17 LCR (%) 231.18
234.90
240.93
235.52
229.18
Net stable funding ratio (NSFR)
9
18 Total available stable funding
397,527
404,842
419,024
421,323
410,507
19 Total required stable funding
434,500
446,475
435,582
435,547
418,661
20 NSFR (%) 91.49 90.68 96.20 96.73 98.05
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.
2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.
3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.
4 Excludes non-
BCBS capital buffer requirements for risk-weighted
positions that are directly or indirectly backed
by residential properties in Switzerland.
5 Represents the CET1 ratio that is available
to meet buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where applicable, minus
the BCBS tier
2 capital requirement
met with CET1
capital.
6 There is currently
no temporary exemption
of
central bank reserves for UBS.
7 The higher of capital requirements based
on 8% of RWA or 3% of LRD.
8 Calculated after the application of haircuts and inflow
and outflow rates, as well as,
where applicable,
caps on Level 2 assets and cash inflows. Calculated
based on an average of 62 data points in the first
quarter of 2026 and 64 data points in the fourth quarter of 2025.
For the prior-quarter data points,
refer to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
The tables below provide
details of the Swiss
systemically relevant bank RWA-
and LRD-based going and
gone concern
requirements and
information as
required by
FINMA; details
regarding eligible
gone concern
instruments are
also provided
below.
UBS AG standalone is
subject to a
gone concern capital
requirement based on
the sum of:
(i) the nominal value
of the
gone
concern
instruments
issued
by
UBS
entities
and
held
by
the
parent
firm;
(ii) 75%
of
the
going
concern
capital
requirements resulting from
third-party exposure on
a standalone basis;
and (iii) a buffer
requirement equal to
30% of
the Group’s
gone concern
capital requirement
on UBS AG’s
consolidated exposure.
The gone
concern capital
requirement
is the higher
of the RWA-
and LRD-based requirements,
calculated separately. The
gone concern capital
coverage ratio
reflects
how
much
gone
concern
capital
is
available
to
meet
the
gone
concern
requirement.
Outstanding
total
loss-
absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year
before maturity.
More information about
the going and
gone concern requirements
is provided in
the “UBS AG standalone”
section of
the 31 December 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.3.26 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
14.85
2
75,432
14.84
2
78,453
5.09
2
47,178
Common equity tier 1 capital
10.49
3
53,280
10.48
3
55,413
3.59
33,265
of which: minimum capital
4.50
22,862
4.50
23,792
1.50
13,913
of which: buffer capital
5.72
29,040
5.72
30,221
2.08
19,246
of which: countercyclical buffer
0.11
543
0.11
565
Maximum additional tier 1 capital
4.36
3
22,152
4.36
3
23,041
1.50
13,913
of which: additional tier 1 capital
3.50
17,782
3.50
18,505
1.50
13,913
of which: additional tier 1 buffer capital
0.80
4,064
0.80
4,230
Eligible going concern capital
Total going concern capital
19.04
96,741
18.30
96,741
10.43
96,741
Common equity tier 1 capital
14.46
73,478
13.90
73,478
7.92
73,478
Total loss-absorbing additional tier 1 capital
4.58
4
23,262
4.40
23,262
2.51
23,262
of which: high-trigger loss-absorbing additional tier 1 capital
4.58
23,262
4.40
23,262
2.51
23,262
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
508,053
528,712
Leverage ratio denominator
927,504
Required gone concern capital
5
Higher of RWA-
or LRD-based
Total gone concern loss-absorbing capacity
79,095
Eligible gone concern capital
Total gone concern loss-absorbing capacity
6
96,717
TLAC-eligible unsecured debt
96,707
Gone concern capital coverage ratio
122.28
1 Fully applied relates to participation
RWA. Direct and indirect investments
including holding of regulatory capital instruments
in Switzerland-domiciled subsidiaries and for
direct and indirect investments including
holding of regulatory
capital instruments in foreign-domiciled
subsidiaries are risk weighted
at 240% and 360%,
respectively, for the current
year. As per current rules, risk
weights will gradually increase
by 5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.
2 Includes
applicable add-ons of 1.88% for risk-weighted assets (RWA, phase-in),
1.87% for risk-weighted assets (RWA, fully applied) and
0.59% for leverage ratio denominator (LRD), of which
2 basis points for RWA phase-
in, 2 basis points for RWA fully applied and 1 basis point for LRD reflect a Pillar 2 capital add-on of USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 20 basis points for RWA
phase-in and 20 basis
points for RWA
fully applied reflect
a Pillar 2 capital
add-on for the residual
exposure (after collateral
mitigation) to hedge
funds, private
equity and family
offices, effective 1
January 2025.
3 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.14% for CET1 capital and 0.06% for AT1 capital for RWA phase-in and 0.14%
for CET1 capital
and 0.06%
for AT1
capital for
RWA fully
applied, effective
1 January
2025. For
AT1 capital
under Pillar
1 requirements
a maximum
of 4.3% of
AT1 capital
can be used
to meet
going concern
requirements; 4.36% for RWA
phase-in and 4.36% for RWA
fully applied include the aforementioned
Pillar 2 capital add-on.
4 UBS fulfills its minimum
going concern capital requirements with
CET1 capital and
AT1 capital. The actual available
and eligible AT1 capital is above
the AT1 capital used to meet the
minimum requirements (which is capped at 4.36% as
explained in footnote 3) as UBS exceeds its minimum
going
concern requirements .
5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has
been met with
instruments that have
a remaining maturity
of greater than
two years,
all instruments that
have a remaining
maturity of between
one and two
years remain eligible
to be
included in the total gone concern capital.
6 Includes an add-back of 45% of unrealized gains
from financial assets measured at fair value
through other comprehensive income. Such
gains do not qualify as CET1
capital, but 45% of these gains can be recognized as gone concern capital.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS AG standalone

Swiss SRB going and gone concern information
USD m, except where indicated 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
96,741
93,707
Total tier 1 capital
96,741
93,707
Common equity tier 1 capital
73,478
74,108
Total loss-absorbing additional tier 1 capital
23,262
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
23,262
19,600
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
96,717
90,163
TLAC-eligible unsecured debt
96,707
90,139
Total loss-absorbing capacity
Total loss-absorbing capacity
193,458
183,870
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in
508,053
491,583
of which: investments in Switzerland-domiciled subsidiaries
2
94,561
91,598
of which: investments in foreign-domiciled subsidiaries
2
150,476
144,200
Risk-weighted assets, fully applied as of 1.1.28
528,712
522,876
of which: investments in Switzerland-domiciled subsidiaries
2
98,501
97,444
of which: investments in foreign-domiciled subsidiaries
2
167,196
169,647
Leverage ratio denominator
927,504
929,979
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in
19.0
19.1
of which: common equity tier 1 capital ratio, phase-in
14.5
15.1
Going concern capital ratio, fully applied as of 1.1.28
18.3
17.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28
13.9
14.2
Leverage ratios (%)
Going concern leverage ratio
10.4
10.1
of which: common equity tier 1 leverage ratio
7.9
8.0
Capital coverage ratio (%)
Gone concern capital coverage ratio
122.3
115.4
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
2 Fully applied relates to participation RWA. Direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct
and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk weighted at 240% and 360%, respectively, for the current year.
As per current rules, risk weights
will gradually increase
by 5 percentage points
per year for
Switzerland-domiciled investments and
20 percentage points
per year for
foreign-domiciled investments until
the fully applied
risk weights of
250% and
400%, respectively, are applied.
UBS Switzerland AG standalone
Key metrics for the first quarter of 2026
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the first quarter of 2026, common equity
tier 1 capital increased by CHF 0.2bn to CHF 21.4bn, mainly
driven by
operating profit, largely offset by additional dividend accruals.
Total risk-weighted assets (RWA) increased by CHF 7.7bn to
CHF 171.8bn, mainly driven by an increase in credit
risk and
operational risk RWA.
The leverage ratio denominator
(the LRD) increased by
CHF 26.1bn to CHF 564.4bn, primarily
reflecting higher lending
exposures and higher cash and
balances at central banks, as well
as an increase in derivative
exposures. This was partly
offset by lower off-balance-sheet exposures and securities financing transactions.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS
Switzerland AG
decreased
1.0 percentage
point
to
131.0%,   remaining
above the prudential requirement communicated by
FINMA. The movement in the quarterly average
LCR
was
primarily
driven
by
a
CHF 4.7bn
decrease
in
average
high-quality
liquid
assets
to
CHF 110.5bn,
  mainly
reflecting
lower cash available from higher
lending assets and lower
funding from UBS AG,
partly offset by higher
cash
available
from
an
increase
in
customer
deposits.
Average
net
cash
outflows
decreased
by
CHF 2.9bn
to
CHF 84.4bn,   mainly due to   lower   net outflows from intercompany
funding from UBS AG,
partly offset by an
increase in
customer deposits.
As of
31 March 2026,
the net
stable funding
ratio decreased
0.9 percentage points
to 124.3%,
remaining above
the
prudential requirement
communicated by
FINMA. Available
stable funding
increased by
CHF 10.8bn to
CHF 367.8bn,
mainly driven
by increases
in customer
deposits, covered
bonds issued
and regulatory
capital. Required
stable funding
increased
by
CHF 10.9bn
to
CHF 295.9bn,
primarily
reflecting
higher
lending
assets
and
higher
derivatives
and
cash
collateral receivables on derivative instruments.
KM1: Key metrics
CHF m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
21,393
21,188
21,527
21,470
21,596
2 Tier 1
29,887
29,182
29,520
29,463
29,590
3 Total capital
29,887
29,182
29,520
29,463
29,590
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
171,755
164,062
168,223
168,701
174,610
4a Total risk-weighted assets (pre-floor)
164,327
152,624
154,370
151,470
153,743
4b Minimum capital requirement
1
13,740
13,125
13,458
13,496
13,969
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
12.46
12.91
12.80
12.73
12.37
5b Common equity tier 1 ratio (%) (pre-floor)
13.02
13.88
13.95
14.17
14.05
6 Tier 1 ratio (%)
17.40
17.79
17.55
17.46
16.95
6b Tier 1 ratio (%) (pre-floor)
18.19
19.12
19.12
19.45
19.25
7 Total capital ratio (%)
17.40
17.79
17.55
17.46
16.95
7b Total capital ratio (%) (pre-floor)
18.19
19.12
19.12
19.45
19.25
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.05
0.05
0.06
0.07
0.06
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.80
0.91
0.82
0.83
0.80
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
2
2.55
2.55
2.56
2.57
2.56
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
7.96
8.41
8.30
8.23
7.87
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
564,403
538,262
547,805
549,690
551,716
14 Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.30
5.42
5.39
5.36
5.36
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.30
5.42
5.39
5.36
5.36
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.29
5.41
5.39
5.34
5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
5.29
5.41
5.39
5.34
5.34
14e Minimum capital requirements
5
16,932
16,148
16,434
16,491
16,551
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
110,485
115,181
116,430
111,945
111,231
16 Total net cash outflow
84,375
87,315
83,009
81,142
81,164
16a of which: cash outflows
118,652
119,321
113,942
110,217
110,357
16b of which: cash inflows
34,277
32,006
30,933
29,074
29,193
17 LCR (%)
130.97
132.00
140.37
138.05
137.08
Net stable funding ratio (NSFR)
7
18 Total available stable funding
367,805
356,977
351,349
354,633
355,035
19 Total required stable funding
295,923
285,045
278,806
275,862
276,279
20 NSFR (%) 124.29 125.24 126.02 128.55 128.51
1 Calculated as 8% of total RWA, based
on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements for
risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that is
available to meet buffer requirements.
Calculated as the CET1 ratio minus
the BCBS CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with CET1
capital.
4 There is currently no temporary
exemption of central bank reserves for
UBS.
5 The higher of capital requirements
based on
8% of RWA or
3% of LRD.
6 Calculated after the application
of haircuts and inflow
and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
62 data points
in the
first quarter
of 2026
and 64 data
points in
the fourth
quarter of
2025. For
the prior-quarter
data points,
refer to
the respective
Pillar 3 Report,
available under
“Pillar 3 disclosures”
at
ubs.com/investors, for more information.
7 UBS Switzerland AG is required to maintain
a minimum NSFR of at least 100% on
an ongoing basis, as set out
in Art. 17h para. 1 of the
Liquidity Ordinance. A portion
of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss systemically relevant bank going and gone concern requirements and information
The
tables below
provide
details of
the Swiss
systemically relevant
bank (SRB)
RWA-
and
LRD-based going
and gone
concern requirements
and information
as required
by FINMA;
details regarding
eligible gone
concern instruments
are
also provided below.
UBS Switzerland AG is considered an SRB under Swiss banking law and is subject to capital regulations on a standalone
basis.
As
of
31 March
2026,
the
going
concern
capital
and
leverage
ratio
requirements
for
UBS
Switzerland AG
standalone were 15.36% (including a countercyclical buffer of 0.85%) and 5.08%, respectively.
The Swiss SRB
framework and going
concern requirements applicable to
UBS Switzerland AG standalone are
the same
as those applicable to UBS Group AG consolidated. The
gone concern requirement corresponds to 62% of the
Group’s
going concern
requirements, excluding
the countercyclical
buffer requirements
and Pillar 2
add-ons. Outstanding
total
loss-absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year before maturity.
The gone
concern requirements
were 9.00%
for the
RWA-based requirement
and 3.15%
for the
LRD-based requirement.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the joint liability of UBS AG and UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.3.26 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.36
1
26,385
5.08
1
28,643
Common equity tier 1 capital
11.06
19,000
3.58
20,177
of which: minimum capital
4.50
7,729
1.50
8,466
of which: buffer capital
5.72
9,817
2.08
11,711
of which: countercyclical buffer
0.85
1,454
Maximum additional tier 1 capital
4.30
7,385
1.50
8,466
of which: additional tier 1 capital
3.50
6,011
1.50
8,466
of which: additional tier 1 buffer capital
0.80
1,374
Eligible going concern capital
Total going concern capital
17.40
29,887
5.30
29,887
Common equity tier 1 capital
12.46
21,393
3.79
21,393
Total loss-absorbing additional tier 1 capital
4.95
2
8,494
1.50
8,494
of which: high-trigger loss-absorbing additional tier 1 capital
4.95
8,494
1.50
8,494
Required gone concern capital
3
Total gone concern loss-absorbing capacity
9.00
15,458
3.15
17,759
of which: base requirement including add-ons for market share and LRD
9.00
4
15,458
3.15
4
17,759
Eligible gone concern capital
Total gone concern loss-absorbing capacity
11.33
19,455
3.45
19,455
TLAC-eligible unsecured debt
11.33
19,455
3.45
19,455
Total loss-absorbing capacity
Required total loss-absorbing capacity
24.36
41,843
8.22
46,402
Eligible total loss-absorbing capacity
28.73
49,342
8.74
49,342
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
171,755
Leverage ratio denominator
564,403
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.58%
for leverage ratio denominator (LRD).
2 UBS fulfills its minimum going concern capital requirements with CET1 capital and
AT1
capital. The actual
available and eligible AT1
capital is above the
AT1 capital used
to meet the minimum
requirements (which is capped
at 4.3%) as UBS
exceeds its minimum going
concern requirements.
3 A
maximum of 25% of the gone concern requirements
can be met with instruments that have a
remaining maturity of between one and two
years. Once at least 75% of
the minimum gone concern requirement has
been met with instruments that
have a remaining maturity of
greater than two years,
all instruments that have a
remaining maturity of between
one and two years remain
eligible to be included in
the total gone
concern capital.
4 Includes applicable add-ons of 1.03% for RWA and 0.36% for LRD.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone

Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
29,887
29,182
Total tier 1 capital
29,887
29,182
Common equity tier 1 capital
21,393
21,188
Total loss-absorbing additional tier 1 capital
8,494
7,994
of which: high-trigger loss-absorbing additional tier 1 capital
8,494
7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19,455
19,147
TLAC-eligible unsecured debt
19,455
19,147
Total loss-absorbing capacity
Total loss-absorbing capacity
49,342
48,329
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
171,755
164,062
Leverage ratio denominator
564,403
538,262
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
17.4
17.8
of which: common equity tier 1 capital ratio
12.5
12.9
Gone concern loss-absorbing capacity ratio
11.3
11.7
Total loss-absorbing capacity ratio
28.7
29.5
Leverage ratios (%)
Going concern leverage ratio
5.3
5.4
of which: common equity tier 1 leverage ratio
3.8
3.9
Gone concern leverage ratio
3.4
3.6
Total loss-absorbing capacity leverage ratio
8.7
9.0

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated

UBS Europe SE consolidated
Key metrics for the first quarter of 2026
The table below provides
information about the regulatory
capital components, capital ratios,
leverage ratio and liquidity
of UBS Europe SE
consolidated based
on Basel
Committee on
Banking Supervision
(BCBS) Pillar 1
requirements and
in
accordance with EU regulatory rules and IFRS Accounting Standards.
During
the
first
quarter
of
2026,
available
capital
remained
stable
and
risk-weighted
assets
increased
slightly,
to
EUR 16.4bn, mainly
driven by
higher exposures
in cash
and securities
financing transactions
(SFTs), and
new over-the-
counter
derivative
exposures,
partly
offset
by
a
decrease
in
loan
facilities.
The
leverage
ratio
exposure
increased
by
EUR 8.0bn
to
EUR 63.9bn,
mainly
driven
by
increases
in
cyclical
trading
volume,
derivatives,
SFTs
and
other
assets,
including multiple drivers, such as cash at central banks.
The average liquidity coverage
ratio (the LCR)
remained well above the
regulatory requirement of
100%, at 137.5%.
The
decrease in
the LCR
was driven
by an
increase of
EUR 0.7bn in
total net
cash outflows,
partly offset
by an
increase of
EUR 0.3bn in
high-quality liquid
assets (HQLA).
Higher HQLA
and net
outflows were
mainly due
to an
increase in
UBS
Group euro-clearing activities. The net stable funding ratio
(the NSFR) remained well above the regulatory requirements
of 100%, at
135.2%. The decrease in
the NSFR was
due to a EUR
0.7bn increase in required
stable funding, reflecting
higher client-driven activity levels in the Investment Bank, including positive replacement values related to the growth in the
Asian
market.
This
was
partly
offset
by
a
EUR 0.6bn
increase
in
available
stable
funding,
driven
by
higher
intercompany funding.
KM1: Key metrics
1,2
EUR m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
3,097
3,109
2,973
2,995
3,424
2 Tier 1
3,697
3,709
3,573
3,595
4,024
3 Total capital
3,697
3,709
3,573
3,595
4,024
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
16,448
15,926
15,917
14,625
14,387
4a Total risk-weighted assets (RWA) (pre-floor)
16,448
15,926
15,917
14,625
14,387
4b Minimum capital requirement
3
1,316
1,274
1,273
1,170
1,151
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
18.8
19.5
18.7
20.5
23.8
5b CET1 ratio (%) (pre-floor)
18.8
19.5
18.7
20.5
23.8
6 Tier 1 ratio (%)
22.5
23.3
22.4
24.6
28.0
6b Tier 1 ratio (%) (pre-floor)
22.5
23.3
22.4
24.6
28.0
7 Total capital ratio (%)
22.5
23.3
22.4
24.6
28.0
7b Total capital ratio (%) (pre-floor)
22.5
23.3
22.4
24.6
28.0
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
9 Countercyclical buffer requirement (%)
0.7
0.7
0.7
0.7
0.7
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
3.2
3.2
3.2
3.2
3.2
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4
14.3
15.0
14.2
16.0
19.3
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
63,909
55,952
55,681
61,706
55,615
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
5,6
5.8
6.6
6.4
5.8
7.2
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.8
6.6
6.4
5.8
7.2
14e Minimum capital requirements
7
1,917
1,679
1,670
1,851
1,668
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)
21,321
21,013
21,360
20,038
18,664
16 Total net cash outflow
15,539
14,883
15,155
14,469
13,355
17 LCR (%)
137.5
141.5
141.5
138.9
140.4
Net stable funding ratio (NSFR)
18 Total available stable funding
21,116
20,534
19,252
17,830
18,580
19 Total required stable funding
15,614
14,959
14,182
13,716
13,222
20 NSFR (%)
135.2
137.3
135.8
130.0
140.5
1 Based on applicable EU regulatory rules.
2 Row 9a of the FINMA template
is applicable to the FINMA-regulated scope only
and rows 14c and 14d have
been removed because the EU does
not require the disclosure
of mean values
for SFTs.
3 Calculated as 8% of
total RWA, based
on total capital minimum
requirements, excluding
CET1 buffer requirements.
4 Represents the CET1 ratio
that is available
for meeting buffer
requirements. Calculated as the CET1 ratio
minus the BCBS CET1 capital requirement and after
considering, where applicable, CET1 capital
that has been used to meet tier 1 and
/ or total capital ratio requirements
under Pillar 1.
5 Calculated on the basis of tier 1 capital.
6 There is currently no temporary exemption
of central bank reserves for UBS Europe SE.
7 The higher of capital requirements based on 8%
of RWA or
3% of LRD.
8 Figures are calculated based on a 12
‑ month average.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

UBS Americas Holding LLC consolidated
Key metrics for the first quarter of 2026
The table
below is
based on
Basel Committee
on Banking
Supervision (BCBS)
Pillar 1 requirements
and in
accordance
with US Basel III rules and generally accepted accounting principles in the US (US GAAP).
Effective 1 October 2025 until 2027, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 5.2%, in addition to the
minimum risk-based capital
requirements. The SCB,
subject to a
floor of 2.5%,
was determined by
the
Federal Reserve
Board following
the completion
of the
2025 Comprehensive
Capital Analysis
and Review
(the CCAR)
based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends.
During the first quarter
of 2026, the common
equity tier 1 (CET1)
capital ratio increased 0.1 percentage
points to 18.2%
and the tier 1 capital
ratio increased 0.1 percentage points
to 21.9%. Both CET1
capital and tier 1
capital increased by
USD 0.3bn, driven primarily by net profit. Risk-weighted assets (RWA) increased by USD 1.4bn to USD 77.1bn, driven by
a USD 1.8bn increase in
credit risk RWA, mainly
in derivatives, loans and
securities financing transactions,
partly offset by
a USD 0.4bn decrease in market risk specific risk exposure.
The
tier 1
leverage
ratio
increased
0.1 percentage
points
to
8.4%,
primarily
driven
by
the
aforementioned
capital
movements, partly offset by a USD 1.8bn
increase in leverage exposure. Similarly,
the tier 1 supplementary leverage ratio
(the SLR)
increased 0.3 percentage
points to
7.4%, primarily
driven by
the aforementioned
capital movements
and a
USD 4.9bn decrease in the SLR exposure,
mainly in margin receivables.
The average liquidity coverage ratio
decreased 6.5 percentage points to 120.9%,
as high-quality liquid assets increased
by
USD 0.8bn
and
net
cash
outflow
increased
by
USD 1.8bn.
The
average
net
stable
funding
ratio
decreased
0.9 percentage points to 126.4% in the
first quarter of 2026, driven by
a USD 0.6bn increase in required stable
funding,
primarily as there was an increase in required operational balances and the exchange-traded derivatives initial margin.

31 March 2026 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated

KM1: Key metrics
1
USD m, except where indicated
31.3.26 31.12.25 30.9.25 30.6.25 31.3.25
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
14,021
13,696
17,161
16,152
16,236
2 Tier 1
16,855
16,521
19,984
18,974
19,053
3 Total capital
17,064
16,723
20,185
19,164
19,258
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
77,052
75,654
81,477
77,244
78,830
4b Minimum capital requirement
2
6,164
6,052
6,518
6,180
6,306
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
18.2
18.1
21.1
20.9
20.6
6 Tier 1 ratio (%)
21.9
21.8
24.5
24.6
24.2
7 Total capital ratio (%)
22.1
22.1
24.8
24.8
24.4
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)
2.5
2.5
2.5
2.5
2.5
8a US stress capital buffer requirement (%)
5.2
5.2
9.3
9.3
9.3
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)
2.5
2.5
2.5
2.5
2.5
11a US total bank specific capital buffer requirements (%)
5.2
5.2
9.3
9.3
9.3
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
13.7
13.6
16.6
16.4
16.1
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
4
199,896
198,104
195,030
199,196
204,960
14 Basel III leverage ratio (%)
5
8.4
8.3
10.2
9.5
9.3
14a Total Basel III supplementary leverage ratio exposure measure
4
227,971
232,902
229,768
231,603
234,346
14b Basel III supplementary leverage ratio (%)
5
7.4
7.1
8.7
8.2
8.1
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
4
28,660
27,879
27,496
28,951
28,182
16 Total net cash outflow
4,6
23,710
21,883
21,365
22,639
21,213
17 LCR (%)
120.9
127.4
128.7
127.9
132.9
Net stable funding ratio (NSFR)
18 Total available stable funding
4
102,609
102,550
102,169
104,867
107,920
19 Total required stable funding
4,6
81,173
80,535
79,425
78,978
80,532
20 NSFR (%)
126.4
127.3
128.6
132.8
134.0
1 As the final Basel III standards have not been implemented in the US, rows that are not applicable have been removed from the FINMA template.
2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding
CET1 buffer requirements.
3 Represents the CET1
ratio that is
available to meet
buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.
4 Figures are calculated on a quarterly average.
5 Calculated on the basis of tier 1 capital.
6 Reflected at 85%
of the full amount in accordance with the Federal Reserve tailoring rule.

31 March 2026 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
C&ORC
Compliance & Operational
Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GCRG
Group Compliance,
Regulatory and Governance
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GIA
Group Internal Audit
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IA
Internal Audit
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

31 March 2026 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value added tax
This is a general list
of the abbreviations frequently used
in our financial reporting. Not all
of the listed abbreviations may
appear in this particular report.

31 March 2026 Pillar 3 Report |
Appendix

Cautionary statement |
This report and
the information contained
herein are provided solely
for information purposes,
and are not
to be construed
as solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ David Kelly
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By:
/s/ David Kelly
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
April 29, 2026